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Skadden, Arps, Slate, Meagher & Flom llp
500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com May 18, 2016

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John Grzeskiewicz Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	BlackRock Preferred Partners LLC File Nos. 333-196277 & 811-22550

Dear Mr. Grzeskiewicz:

On behalf of BlackRock Preferred Partners LLC (the “Fund”), transmitted herewith please find Post-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2, which is being filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations thereunder. Post-Effective Amendment No. 4 is being filed under Section 8(c) of the Securities Act, consistent with the registration statement amendment procedure used by other similarly situated continuously offered closed-end investment companies. The Fund intends to file a further post-effective amendment to its Registration Statement on Form N-2 – Post-Effective Amendment No. 5 – for the primary purpose of adding the Fund’s most recent audited financial statements to the Fund’s Registration Statement on Form N-2 and request acceleration of the effectiveness of Post-Effective Amendment No. 5 such that Post-Effective Amendment No. 5 will become effective by the close of business on July 29, 2016.

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John Grzeskiewicz

May 18, 2016

If you have any questions or require any further information with respect to Post-Effective Amendment No. 4, or any other matter relating to the Fund, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/ Kenneth E. Burdon

Kenneth E. Burdon